Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Thomas Weisel Partners Group, Inc.
Commission File No.: 000-51730
Final Transcript

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
Conference Call Transcript
SF — Q1 2010 Stifel Financial Earnings Conference Call
Event Date/Time: Apr 29, 2010 / 02:30PM GMT
CORPORATE PARTICIPANTS
Ron Kruszewski
Stifel Financial Corp. — Chairman, President, CEO
CONFERENCE CALL PARTICIPANTS
Devin Ryan
Sandler O’Neill — Analyst
Joel Jeffrey
KBW — Analyst
Hugh Miller
Sidoti & Co. — Analyst
Brian Hagler
Kennedy Capital — Analyst
Steve Stelmach
FBR Capital Markets — Analyst

PRESENTATION
Operator
Good morning, my name is Debbie and I will be your conference operator today. At this time I would like to welcome everyone to the first-quarter earnings 2010 conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions). Thank you. I’ll now turn the call over to Stifle Financial.
Unidentified Company Representative
Thank you, Operator, I would like to welcome everyone to our conference call today to discuss first-quarter earnings results. Please note that this conference call is being recorded. If you would like a copy of today’s presentation you may download slides from www.stifel.com.
Before we began today’s call I would like to remind listeners that this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not statements of fact or guarantees of performance. They are subject to risks, uncertainties and other factors that may cause actual future results to differ materially from those discussed in the statements.
These forward-looking statements may also include comments regarding the merger of Stifel Financial and Thomas Weisel Partners. To supplement our financial statements presented in accordance with GAAP we are (technical difficulty) certain non-GAAP measures of financial performance and liquidity. These non-GAAP measures should only be considered together with the Company’s GAAP results.
And finally, for a discussion of risks and uncertainties in our business, please see the business factors affecting the Company and the financial services industry in the Company’s annual report on Form 10-K and the MD&A of results in the Company’s quarterly report on Form 10-Q. At the end of the call I will provide information on where to find additional information and disclosures. With that I would like to turn the call over to the Chairman, CEO and President of Stifel Financial, Mr. Ron Kruszewski.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Thank you, Linda. There will also be a disclosure regarding proxy solicitation as we are required to do under the securities laws and Linda will do that after the call. So, good morning, everyone, I am excited to be with you. It was a very good quarter, we’ll go over the numbers. A lot going on here at Stifel with our announced merger which continues on our stated goals and I want to talk about that. So let’s go straight, as I always do, to my comments.
First of all, as is our tradition, for those of you that may be new on the call, we supplement this call with slides, those slides can be — or you can go along with this call at our website investor relations at www.Stifel.com. So I am referring to slides as I talk. If you miss that you can always, of course, listen to the recorded version after the call.
Anyway, I am pleased with our first-quarter results particularly in light of the fact that net revenue, net income and earnings per share are second only to our previous record for net revenue, net income and earnings per share which was set in our most recent previous quarter, the last quarter of last year. So, in our history the second best quarter ever.
Our Global Wealth Management segment with the addition of the UBS branches had record quarterly results. For me the most encouraging sign was that performance was up sequentially over what was the previous record in 2009’s fourth quarter. We are renaming our capital markets group in our Institutional Group and the performance of our Institutional Group reflects encouraging signs of improved equity markets experienced I think industry wide. Overall, our results from the first quarter I just think reflect more signs of economic recovery and the strength of our client relationships.

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
Finally, I am confident that the recent announcement of our strategic merger with Thomas Weisel Partners, which I’ll address on this call, but with that merger we can build a premier middle market investment bank and continue the growth of our core business, increase our market share and continue to add value for our shareholders as we’ve done in the past.
Looking at the first-quarter highlights on the next slide, net revenues for the quarter were $312 million, which is 42% over the comparable quarter of 2009, down slightly sequentially. Global Wealth Management segment had revenues of nearly $200 million, $197 million, which was a 73% increase over the prior year quarter, up 7% sequentially. Our Institutional Group segment posted net revenues of $113 million, 7% over the prior year quarter, but down 15% from the fourth quarter of 2009 and I’ll address that when I get to that segment.
Net income was $24 million, $0.68 diluted share, I think right on consensus which was an 80% increase over the first quarter of 2009 and it was down 4% from the previous record quarter in the fourth quarter of 2009. Pretax margin improved as I’m encouraged with the, as I’ve said, some of the additions in the branches that we’ve had that we’ve opened and some of the things that we’re beginning to do to consolidate and rationalize expenses after UBS.
You’ll see that our margins were up to 13% compared to 10% for the first quarter of last year and relatively flat with the fourth quarter of 2009, which historically the fourth quarter is always our best quarter certainly in history — in historical results. And we had annualized return on equity of 11% for the first quarter of this year.
Turning to the statement — looking at the income statement. I don’t know if there’s really anything to point out here other than our comp and benefits ratio, which I’ll talk to, at 66%, down from 67% last year. Operating expenses, 21.2%, so still in my mind 20% is where we like to drive those numbers. But certainly improved from the 22.7% ratio in the comparable quarter last year.
We had some unusual items in the fourth quarter, so I don’t really think that that comparison is exactly accurate showing that much of a decline. And then of course I’ve already spoken about our pretax margin.
If you look at our sources of revenue, first of all principal transactions are still up from the previous quarter of — up 20%, commissions up 40%, in fact everything is up, our revenues being up 41%. I think the big real swing relative to our size in investment banking, we had a very good quarter compared to the first quarter of last year, $34 million in investment banking.
We had obviously a very tough quarter last year of only $15 million. That’s down sequentially, as you remember we had some very large transactions that occurred in the fourth quarter of 2009 and so I think many people — certainly I expected investment banking to be down sequentially, but still a very strong quarter for investment banking at $34 million.
Again, net revenues of — total revenues of about $315 million on an annualized basis. I guess that’s $1.260 billion which I’ve been trying to paint the picture of our run rate of revenues and that’s right in line of what I’ve told you in the past.
Looking at principal transactions, you will see that the growth in taxable debt has certainly — it’s flat over last year and down sequentially, which is what I’ve expected. I have felt that the fixed income business was going to flow. It could not keep at that torrid pace. Of course I’ve been calling for that decline for eight quarters now and so I think finally I’ve gotten it right. But I do think taxable debt is going to be down. But it’s going to be offset by the increase in equities as you see on this slide and by investment banking. Again, I’ll get to that when I get to the segment.
Looking at non-interest expenses, starting first with compensation. You will see as a percentage of net revenues our base comp and benefits right on basically our target of 60%. You then add in transitional pay which is something we’ve been pointing out, transitional pay as a percentage of revenues up from 5.5% to 6.2%. And therefore you get our comp to revenue ratio of 66%.
The rest of the OpEx is generally in-line. We can talk about it, but if you were wanting to think where we’re trying to drive that number, again, I would point to you to — in the normalized revenue environment that OpEx should be 20%. And at 21.2% we have a little bit of work to do on OpEx.
Looking at the next slide, let’s start talking about the segments again. Global Wealth Management, simply a fantastic quarter, run rate of nearly $800 million in that business, $197 million of revenue, up 73% over the prior quarter, up 7% sequentially. So, the integration of UBS and in many of the offices we’ve opened are beginning to come online and I’m very pleased with the progress in that group.
On the contribution side, we also had record contribution, up 114%. And that’s despite the fact that, as I’ve said on the call, we still have fee waivers going on in some of our cash management products. Today probably for the quarter on an annualized basis for the quarter approximately

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
$55 million of fee waivers. True across the Street, but it’s something that you should be factoring in as that is not gone forever. But despite that our Global Wealth Management group had record contributions.
Looking at our Institutional Group, and I’ll get to this — despite some of the decline in fixed income our Institutional Group revenues were up 7% quarter over quarter (technical difficulty) down 15% again primarily due to a large transaction we had in Q4. Operating contribution up 5% quarter over quarter and down from the sequential quarter. Which is really why it wasn’t a record earnings for us, it was only our second best quarter in terms of net profitability.
If you flip the page, this will be a little bit of a segue into some of the discussion regarding our recently announced merger. But you can see that with the additional of UBS looking at our revenue contribution Global Wealth Management in the quarter is 64% of revenue versus our institutional business of 36%. If you look last year it was more 50-50.
With the addition of Thomas Weisel Partners we believe that that ratio will get back more to the 50-50, which is where I’m comfortable with it being. I do believe in balanced growth. And so we’ll — I think we’ll be back to on a pro forma basis.
Operating profit, many people, I have to point out, in our Institutional Group last year contributed 60% of our contribution but it flipped over. It actually speaks to the balance of our model in that this year — I mean with this quarter, with our second best quarter, but our institutional business ended up only being 40% of our operating profit versus 43% versus 57% for Global Wealth Management.
If you look at Global Wealth Management I think — beside all the increases the thing that I’ve been focusing on a little bit is operating contribution, we’ve opened a bunch of offices, we’ve added a lot of expense to take care of our integration. And you can see that there are two things that I look at, one is transition pay, at 7.5% of revenue that eventually rolls off.
We have — showing some improvement in OpEx. Generally what I’m pleased about is our contribution. This business is back to 19% compared to 15% a year ago. That’s still not where we want it to be, we believe this should be in the low 20s and when you add back transition pay it should be closer to 30% margin. But the improvement here is something that I certainly am pleased with.
If you look at the Bank, which is part of our Global Wealth Management, you can see a significant increase in profitability in the Bank. The one thing I would point out here for the Bank analysts on this call is that our efficiency ratio increased substantially. And what it really is, it’s all geography.
We had to re-class a portion of our interest rate hedge out of spread so our net interest margin increased while our non-comp expenses also increased. Thus geography did not impact our pretax, but it does impact net interest and non-comp operating expenses. Again, more accounting than economics. But again, the Bank had a very good quarter and I’m pleased with the growth in the Bank.
If you look at the balance sheet of the Bank our assets year over year were up 122%, the assets stand at $1.115 billion, up from $503 million. Our investment portfolio is a big chunk of that, we increased that by $495 million, primarily agency MBS, again which we’ve swapped out and hedged the interest rate. The portfolio has an effective duration of 2.7 years and a weighted average yield of 3.77%. We’re very pleased with our timing and putting that portfolio on the Bank.
Our retained loan portfolio was up 87% primarily due to the UBS deposits which we control the flow of deposits into the Bank, increased 115% to $988 million. But we still have plenty of deposits if we want to fund our growth in the Bank. Mortgage banking was again a nice business that we’re doing.
But let me just jump to credit quality. Non-performing loans were $1.1 million, in a $1 billion bank we have $1.1 million of non-performing loans and that’s down from $2.1 million in the prior year quarter. So all in all credit quality is very strong in the Bank and I’m pleased with the Bank’s progress.
Turning to the Institutional Group, you can see net revenues up 7.4%, contribution at 24%, down from 28%, again this business should be 25% to 30%. This business is a little more cyclical so it’s going to have a little bit more volatility. But all in all a very good quarter for our Institutional Group.
If you look at the next one which is an analysis of the revenues you’ll begin to see what happened here. Our fixed income business was down 17%, not unexpected. That was offset and more than offset by the increase in our equity flow business quarter over quarter, which was up 5.1%,

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
essentially flat sequentially. But that decrease in flow business primarily driven by the decrease in fixed income was more than made up by the investment banking and primarily the equity calendar for that business was up 115%.
So net-net, as I think we’ve been talking about, what we expect to happen is for fixed income business to certainly slow and maybe moderate from here but not continue on its torrid pace. But the factors that are causing that to occur are the same factors that are causing the equity markets to pick up and you’re beginning to see it this quarter.
Turning to the balance sheet, really no major changes, we remain very well, if not over capitalized, at $1 billion of equity supporting a $3.2 billion balance sheet, leverage ratio in the 3 range is where it’s hovered. Book value per share ended at the quarter at $29.50.
Our capital structure at March 31 again is — it’s our total capitalization of nearly $1 billion. That does include our trust preferred securities of $82 million which we pushed down as equity capital to our operating subsidiaries. All the ratios remain consistent, again very, very well capitalized.
Level 3 assets, you’ll see in our Q an increase in Level 3 assets, I just wanted to address the two things. One, is that we executed on a portion of our announced, previously announced three-year plan to repurchase auction rate securities. We’re carrying $75 million, again, this is a substantially auction rate preferreds of the closed end funds.
I’m encouraged with the progress being made on the Street regarding the redemption of these. Would encourage the closed end funds to continue to do it, not only for our clients but also for us. So that’s actually — we’re actually behind — not behind, we’re carrying less than what we projected we would because of redemption. So, those are auction rates.
You will see that our Level 3 assets, excluding ARS, primarily trading securities, went from $1.2 million to $7 million. That was a security in one of our fixed income groups that we — that we do have to — we had to classify as Level 3 but it subsequently sold. So it’s more of a timing issue over the quarter.
Other financial data, basically you’ll see the financial advisers, this is the quarter where a combination of recruiting plus some of our scheduled — not scheduled at the time where we enforce whatever minimums — they’re not stringent about what we do. So you’ll see a modest increase I think for the quarter and I’ll talk about it.
We added I think in the press release some 45 financial advisers, certainly slower than we’ve done in the past. Two reasons — one, the market has gotten very heated and we don’t, we’re not going to participate if we don’t think it makes economic sense, that’s one; two, we’ve been busy clearly on some other things.
And so I actually think that’s a good thing because I don’t want to be recruiting — the recruiting environment ebbs and flows and certainly with everything — the big firms trying to stem their losses they have really kicked up some of the recruiting packages to levels certainly where we’re not going to play. But you can see maybe the one item is our total client assets of nearly $100 billion, almost double from last year and that’s just all the growth that we’ve had in the past.
Turning to the announced merger with Stifel Financial and Thomas Weisel Partners. First of all, I could not be more excited about this as I have been about previous deals that we’ve done in the past, this is very exciting. I’ve been on the road talking to people all week, so I’m not going to go through all of this.
But just in summary, we’re acquiring 100% of the common stock in a tax-free exchange, 1.364 shares of Stifel for each Thomas Weisel share with no caps or collars. I’m not sure where the prices are trading today, but as of the announced date it was (technical difficulty) $7.60 per share. Tom Weisel is going to join me as Co-Chairman, I’m very excited about that. And we talked, and I won’t belabor now, but the integration, which was well on its way when we announced the deal, has progressed nicely this week.
Synergies, we’ve talked about pretax cost efficiencies of $62 million, we believe that this transaction has minimal client facing changes. We have not assumed any revenue enhancements the way we modeled it, in fact we did assume some attrition, although we hope that that’s not going to occur.
The deal is subject to Weisel shareholder approval, we did file the proxy last night. So we announced the deal on Monday and filed ES4 proxy last night. And so I think that the process — people thought we were staying in an aggressive close by June 30, but if things go according to plan then we should be able to make that.

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
On the financial side, again I just would point out again because I’ve been saying it all week, in one case there was the premium for the stock for the Weisel shareholders, we also look at an adjusted book value of $6.27 by adding back the deferred tax assets. And so we look at the — also look at the price to book as being one of the governors going the other way at $[1.20] a book.
And we feel that the deal is pretty much right down the middle in terms of where it should be and obviously the way our stock prices have traded would indicate that, and that our stock price really hasn’t moved, which to me is the hallmark of finding the right level in terms of price discovery in a merger. All the multiples are here.
The most important thing here is from our perspective when the cost saves are achieved we believe this transaction in these market environments to be accretive to both earnings per share and book value per share. So from my perspective to meet our strategic goal of the building out our investment bank, getting exposure to cornerstones of the US economy in tech media, telecommunications, healthcare consumer, the Canadian energy business, all of which are very exciting businesses. For us to get that exposure with virtually no overlap in banking and research and do it on these financial terms is quite compelling in deed.
I’ve talked again and I’ll do this, I think this combination makes a ton of sense and it is something that I think will separate us from the pack of many firms that are trying to be relevant in the middle market, and especially the middle market growth oriented sectors of the economy. Again, very excited.
It made sense strategically, it makes sense financially, and it makes sense socially as we’re proven out [this week]. You know, I’ve shown this chart all week, I’m going to do it on the call here which — why this deal makes sense. I don’t think there are to investment banks in the country that could do this kind of comparison where between 2005 and 2009 on a combined basis Stifel has done 311 transactions and Weisel has done — I’m sorry, Stifel has done — let me back up here.
We’ve done nearly the same number of deals, but in our core competency we’ve had one overlap and in Tom’s core competency we’ve had three overlaps meaning we’ve only met on the cover four times out of 623 transactions. This chart really says it all as to the synergistic and additive aspects of this transaction on the investment banking front.
The same on M&A, if you turn the page I just will tell you that the same — even though the numbers look like we do more in the sectors, it’s a completely different type of M&A product. I’ve yet to find a deal where we actually advise on either side of an M&A deal. So I don’t think we’ve ever met on the M&A landscape.
Looking at research, again, the same thing you would expect because of the virtual no overlap on the capital market side. When we looked at and just laid out all the research we only had 8% overlap. The combined research coverage will make us the number one provider of US equities, number one provider of small cap. We believe we’ll cover 50% of the S&P 500. And again, this combination gets us market weight to what we think are three critical growth engines — technology, healthcare and energy.
So I, again, just — the fit is so good, as many of these deals are again, the fit is so good on paper. But the fit is good at the top of the firm with how Tom and I are going to work together and the fit is good right now across the firm and the leadership. So when you can check those boxes it’s pretty good.
A lot of people say can you integrate this? I think we have a track record of integrating transactions from Legg Mason, Ryan Beck, UBS, Butler Wick, our bank. I think that at this point our shareholders should understand and believe that we’re good at integration. We’ve also dealt with retention. I’m pleased that the significant players — initially we went to research and investment banking.
We needed client input to do some of the work we needed to do in sales and trading. But in research and banking we identified some 50 plus people to sign up for the deal and virtually all of them have signed up or have given us indications. I think 48 are onboard and the others are — at least my belief is they’re going to be. So, it’s very good.
In the end we continue to drive value for our stakeholders. We believe that we’re going to be more relevant to our clients. We believe that our associates are going to flourish in an entrepreneurial environment which stresses meritocracy. And of course if we take care of our clients and our associates our shareholders reap the benefit as they have for the last 10 years.
Last thing I want to talk about, turning the page, is we have been examining for a while, as many of the other firms have, of modifying our unit awards. There’s a lot going on in the way that we have to look at our restricted stock plan. Primarily what we have already done is we have

Final Transcript
Apr 29, 2010 / 02:30PM GMT, SF — Q1 2010 Stifel Financial Earnings Conference Call
extended the period, the vesting period from three and five years to five and seven years at our firm. With that we’ve instituted some clawback provisions in accordance with best practices.
But as we’ve extended out these benefits we’ve gotten a question from people and I think a valid question, what if I retire? And what if I truly retire and I’m not going to compete and I want to retire it’s — five and seven years is a long time. And so we’ve looked at what a number of firms have done.
And whether it would be Merrill or Jefferies or anyone in our industry, Lazard I think did it this quarter, whereby you modify your plans to make them retirement eligible and then going forward we’re going to look at how we — how we’re going to define retirement. We’re going to make it approved, we’re going to accept retirement going forward, but subject to what we think is appropriate at the time.
Those generally mean that you won’t compete, you won’t solicit clients or employees. In fact, you are retiring or doing something that is akin to retirement in our business. The point is that we put it in the S4 yesterday that we’ve been thinking about it. It’s something that Weisel has done and we need to harmonize our plan. We don’t have it all done here as to what we would do, but I think this thing will do twofold.
One, I want to talk about it; but two, it will show the non-cash aspect and what happens with a little bit of the overhang in our plans. Let me just run through the numbers with you. And again, if you want a little bit of background, this has been done across the industry as firms have been trying to harmonize their equity plans with the new provisions of clawback and retention and deal with some of the retirement issues that have come up from associates who ask valid questions when you push on deferral periods.
Net-net, if we did what other firms have done we would effectively increase our shares outstanding from 31 million to 35.6 million, which would take our book value from $29.50 to $27.30. Just on this basis our book value would decline by about 7.5%. Our fully diluted shares would increase somewhat from 35.1 million to 36.1 million. So it does not have that big of an impact because obviously we’ve been considering these units with respect to our fully diluted shares outstanding.
So, on the one hand that appears to be negative to book. On the other hand, it’s a non-cash charge. The real entry that occurs here and why many firms have done it is that you debit expense and you credit equity. And so that’s why you don’t have a big impact on book. But on the go-forward basis of what we’ve been expensing, in 2010 we expensed $46 million, which almost $47 million, which is a non-cash amortization expense of about $0.80 a share, $0.70 a share in 2011 and $40.5 million.
And so if you look at 2010 that non-cash aspect is 25% of the consensus thoughts on the Street to our earnings. So, I’ve been trying to point out to people that this — and this does not include our forgivable loans, which in effect are non-cash charges — but to try to have the Street understand the cash earnings power of our firm.
But this is something that we put out in the risk factors we have not decided to do it. I think we’re going to look very hard at it. And it again is something — well, we may be the last firm on the Street to do it. But it is something that we probably need to do to harmonize, again, our plans. So with that, operator, I will take Q&A.

QUESTION AND ANSWER
Operator
(Operator Instructions). Devin Ryan.
Devin Ryan — Sandler O’Neill — Analyst
Good morning.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Good morning.
Devin Ryan — Sandler O’Neill — Analyst
So Ron, can you give us your thoughts on the shape of the retail investor today? And I guess really just their willingness to transact? Obviously asset levels are increasing as the market is going up so that’s helping the fee-based revenues. But just want to get some sense of the retail investor’s willingness to transact or even bring new assets over?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Yes, I think it’s — on the equilibrium scale as to whether it’s better than average or less than average, it’s better than average. We’ve had some nice markets, it’s — it’s good. It will be better, I’m looking forward to maybe a decade — beginning of decade, despite all the challenges we have in the country. 2010 was a tough 10 years.
I mean two recessions, the S&P 500 didn’t go anywhere. I said that 2008 was the worst decade ever followed closely by the 10 years ended 2009. The general feeling today is good flows, good activity, the private client investors engage, as reflected in our numbers.
Devin Ryan — Sandler O’Neill — Analyst
Okay. And then just thinking about the productivity of your financial advisors. How should we think about maybe for the entire group and how much of the entire group is up to their full run rates? Obviously you’ve added so many people over the past couple years, I just want to get a sense of where productivity levels could go from here just based on all the people you’ve brought on.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Yes, I think certainly when you do the kind of transaction we did with UBS and I’m very pleased with how that works. But you came in on Monday and other than learning new systems all your client assets were there. And I think that you probably get to 80% efficiency pretty quick. And the rest of it is just learning who the heck to call and what products.
And I think in the quarter the way I look at it is that’s been a pretty fast integration, I don’t think (technical difficulty) that that group probably would — they’re probably listening on the call here — they’re not up fully to where they are but they’re pretty close. It’s a rolling tide for people you recruit. It takes generally six to seven months.

We’ve added on the recruiting side 500 people and over rolling times. A portion of them are getting there; it takes six months to a year really by the time you transfer everything over. And people that we recruited in the last half of last year are still in process. So I don’t know if that’s a real question I can answer for. I know this, we’re not at full run rate, that I know. What percentage are we at? I frankly have no idea.
Devin Ryan — Sandler O’Neill — Analyst
I appreciate the color. And then just lastly, you guys did a great job hiring on the fixed income side over the past couple years. With some of the larger balance sheet driven investment banks coming in with big guarantees more recently, and I guess the shifting competitive landscape, is that making it more challenging to retain people or even willingness for you guys to bring in new people?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Sure, I mean, of course. When these firms are trying to rebuild and, as they always do, they rebuild, they put big guarantees. There’s one firm that’s rebuilding now that’s cut their fixed income department three times in the last 10 years. So it’s the flavor of the week.
We have a stable model, an agency driven model that deals with our clients first. We think that that’s where you want to be. But the fact of the matter is there are a lot of firms trying to rebuild their reputations and what happened with the credit meltdowns, many of which you’re reading about today. There’s nothing I can do about people dangling money around. Does it impact the competitive landscape? Of course it does.
Devin Ryan — Sandler O’Neill — Analyst
All right, great. I’m going to hop back into the queue. Thanks for taking this.
Operator
Joel Jeffrey.
Joel Jeffrey — KBW — Analyst
Do you guys expect to take any significant integration charges on the deal?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, yes, I’m not quite sure how that accounting works and if — obviously if we harmonize our plan that would be significant non-cash. But if we — either we’re going to have to segregate duplicative expenses or we can take a charge. Either way, I mean I’d prefer to take a charge. But that’s just part of the — I view that as part of the consideration of getting the deal is get to run rate revenue.
So, I don’t know the answer. But to the extent that we have duplicative rent and some of the cost saves that we see going forward I suspect, kind of like discontinued operations to a certain extent, we’ll take a charge. But I’m not — how often I know accounting answer, but in this case I don’t, Joel.
Joel Jeffrey — KBW — Analyst
Okay. And then the 50 people you talked about in investment banking and research, were those people actually given guarantees or were they just verbally committing to staying on?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO

They — I mean there were no guarantees really that — of any consequence other than what may have been on the books. They were, as it says in their Q, they provided an additional unit grant that has three-year cliff vesting and the people agreed to stay for basically a year until the end of June, which is all we can ask for.
So in the grand scheme of things that was the right answer. The real retention there is the fact that the Weisel RSUs do not vest on a change of control. And so there are significant RSUs that vest in 2011, 2012, 2013 basically that are up in value significantly now with the deal. So, and that’s part of the retention — the real pretension is that these people are excited about working on a platform that’s going to be a category killer.
Joel Jeffrey — KBW — Analyst
Okay, great. And then just lastly, I mean is there anything going on in Washington in terms of regulatory changes that has you particularly worried? I mean maybe specifically brokers having to act as fiduciaries?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, that’s one, for sure. I mean, I think that we all on this call could understand that I think that cooler heads will prevail. I mean in terms of people say that our brokers do act in the sense always of acting in their clients’ interest first.
But the brokerage industries never operated under the 40 Act definition of fiduciary, which means no principal transactions, you can’t recommend — you can’t sell a muni bond that you might underwrite, that’s ridiculous. We operate under a suitability standard and it’s something that I think will be right, we’ll get right. I’m worried about that.
But I also am encouraged by what I’m seeing is what I could see be a leveling of the landscape with respect to the universal bank model and what I think time that goes on between investment banks and lending, the fact that insured deposits are used to fund operations other than traditional banking. I think all that is going to get addressed. And on balance I think regulatory reform will be a net positive for us.
Joel Jeffrey — KBW — Analyst
Great, thanks for taking my questions.
Operator
Hugh Miller.
Hugh Miller — Sidoti & Co. — Analyst
Good morning. Just a couple of questions, one with regard to I was kind of hearing through the grapevine that some of the large-cap firms were issuing money to their brokers just to stay put. I was wondering if you’ve heard anything about that and whether or not you see that influencing recruitment efforts on the adviser side if there are some other people in there that feel maybe I could be next in line for something like that. Anything you’re hearing on that regard?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Yes, kind of like the Loch Ness Monster. I mean, everyone sees it and I haven’t seen the deal, but — so I like those rumors. I haven’t actually seen it. The best thing to do as a firm is to say you’re going to do it and that buys you retention for about six months that you might do it. But I’ve not seen it, it doesn’t really matter.

I mean, you should make — hopefully most people that come here come here because of the fact that we are entrepreneurial, we let people deal in the client’s best interest. That model is not going to change and that attraction is not going to change. The short term stops or dams that people put up primarily with money and that comes and goes. I’ve heard the rumors, but haven’t seen it directly.
Hugh Miller — Sidoti & Co. — Analyst
Okay, okay. And you talked a little bit about driving that non-compensation expense from that 21 and change level down towards 20 with a target. Can you just talk about where you’re seeing those abilities to drive out some cost and maybe over what timeframe is a realistic expectation to achieve that type of a goal?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, I’ll answered your first and not your second part of the question. I mean, the answer really is that we’ve grown so fast with so many parts added on to the firm that there is certainly inefficiency in some of our OpEx in things that we don’t need right down to paper clips and subscriptions. And we’re looking at it, we’ve already been looking and I’ve got teams looking at it and it’s being driven on the non-op.
How long? I mean, as far as I’m concerned as soon as possible. But it takes time but sometimes you find contracts that you need to cancel but you’ve committed for a year. In the blended aspect of it I can’t give you a timeframe. I do know that I think that our OpEx should be more in the 20% range.
Hugh Miller — Sidoti & Co. — Analyst
Okay. And I guess one of the last questions with regard to the potential for maybe a revival in IPO business to the Equity Capital Markets. How much would you anticipate that that type of strengthening would be a benefit also on the retail side as you potentially see some more participation from your retail clientele getting involved in some of those IPOs?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, an increase in the IPO, the increase in the capital raising activities, whether it’s in technology, wherever it is, is going to be driven by an improving economic landscape, which is going to improve. It’s the rising tide that’s going to raise all ships. We’ve been flat on our backs on this, as I said a year ago — just one year ago we were looking into the abyss of where this market — we were talking about Dow 4000, so not one IPO that I remember last year, maybe one, and you get 28 and there’s a lot coming forward.
So from our perspective certainly it’s going to help. The great thing about the deal that we’ve announced that Tom and I put together is that we could participate in this. The deal makes sense without it, if we get a little bit of a tailwind it’s going to be great.
I’ll also say that the exposure of our firm, if you will, to these sectors of the growth economy — healthcare, telecommunication — all of those things that Weisel’s firm has a very positive impact on our recruiting ability for our Private Client Group. People want to be with a firm that those are the growth sectors of the economy, people want exposure to that.
So, I feel that this economy is going to improve, I think it’s going to manifest itself in higher client flows and more IPO and more M&A business all of which is going to we are well positioned now to take advantage of that.
Hugh Miller — Sidoti & Co. — Analyst
Thank you very much.
Operator

Brian Hagler.
Brian Hagler — Kennedy Capital — Analyst
Hey, good morning, Ron. Congratulations on the Weisel transaction.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Thank you, I’m excited.
Brian Hagler — Kennedy Capital — Analyst
I guess just related to that. I was hoping that you could maybe just talk about some of the profitability targets of the combined firm that you would hope to achieve through a cycle whether you measure that as an ROE range or whatever, what other metric you may look at that?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
The only way I’ve ever talked about that, and it’s not really going to change on this, is that the way we run our model in our compensation model basically, and I’ve said this before, 50% to direct revenue producing groups, whatever it is, run the business on the comp side, 10% for overhead, the 20% that I’m talking about in OpEx, and then 5% for transition growth is going to drive 15% margins if we’re growing. And that’s the way to think about this.
What you really have to do is try to figure out where our revenue is going to go, which I won’t help you with much, but I’m optimistic. And then our goal is 15% or after-tax 10% — after-tax return. And then adjust our equity so that we’re driving a profitable return on equity.
It’s not that hard of a model. In a cyclical business as ours, it’s hard to predict revenue and interest rate, I don’t even try. So, but that’s generally how we view it. I believe that the addition of the Weisel firm with the cost saves that we have fits very nicely into that metric.
Brian Hagler — Kennedy Capital — Analyst
Okay, great. And then maybe one area where you could maybe help us on the revenue side is can you just talk about maybe the pipeline on the equity capital market side? A few firms said that the first quarter started off kind of slow and then strength built throughout the quarter. Maybe if you could just talk about your pipeline today versus going into last quarter?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, I mean, I really probably need to be talking about a combined pipeline and I guess I haven’t focused on that enough. I felt very good about the Weisel pipeline. But I’m probably not versed enough to combine them and talk about how I feel about it. But in general our pipelines — both of our pipelines certainly compared to last year are up. But I’m really not in a position at this point to talk about announced or mandated pipeline.
Brian Hagler — Kennedy Capital — Analyst
All right, great. I appreciate it.
Operator

Steve Stelmach.
Steve Stelmach — FBR Capital Markets — Analyst
I just want to circle back on fixed income, you had a couple comments there. Obviously still a strong number. But it would be helpful if you could paint the macroenvironment for us a little bit. You reported strong numbers but sort of sequentially flat quarter over quarter in line with a lot of the mid-cap peers. But the large-cap guys are showing really strong quarter-over-quarter results. What do you think is going on in the macroenvironment that lends itself to that dynamic?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
It’s called mark to market of Level 3 assets.
Steve Stelmach — FBR Capital Markets — Analyst
Is that strictly it in your mind?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
What?
Steve Stelmach — FBR Capital Markets — Analyst
Is that strictly it in your mind?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Yes.
Steve Stelmach — FBR Capital Markets — Analyst
Okay.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
I’m sure that there’s some rebound in flow. I’m sure that the cyclical nature of their flow business just dealing with clients if I weren’t really happy with AAA securities that weren’t AAA. But net-net, I mean a lot of that when I look at it, because I think it’s driving lower comp rates because I don’t think people were necessarily penalized for the markdown and I don’t think they’re accruing comp on the mark up.
I don’t know the magnitude, but I think there’s a lot of remarking of some of these assets that really got marked down last year. In some of the firms you can have purchase accounting marks when you combine firms. The purchase accounting marks are just the worst of the worst and now you mark it to market. So there’s a lot of non-cash stuff going on, nothing wrong because it was a very difficult time to mark these assets — but I personally think there’s a lot of mark to market volatility.
Steve Stelmach — FBR Capital Markets — Analyst

Okay, so not indicative of market share shifts or perhaps product offerings at the big guys that perhaps the mid-cap guys don’t offer it’s more marks?
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Well, all of those things can factor in. But, you asked what I thought was maybe a bigger portion of it when I see the striking numbers a little bit. And I personally think — this is my opinion, okay?
Steve Stelmach — FBR Capital Markets — Analyst
Yes.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
So take it or — you know, consider the source. But I think the mark to market is a factor that you need to look at.
Steve Stelmach — FBR Capital Markets — Analyst
Great, that’s helpful. Thanks, Ron.
Operator
At this time there are no further questions.
Ron Kruszewski — Stifel Financial Corp. — Chairman, President, CEO
Okay, well we will — first of all I want to thank everyone. I’m very excited about where we are as a firm, I’m excited about our position as a firm. I look forward to reporting back to you on what I believe will be a very successful integration. We’ll get this deal closed, by the time we talk again we’ll be one firm and to be able to hopefully give you more light and color certainly on how we see the integration and the business coming together.
With that, before we sign off, and you (inaudible) for our call, Linda will read the proxy solicitation. Everyone, thank you very much for your time and attention. Goodbye.
Unidentified Company Representative
Thank you. Additional information and where to find it. In connection with the proposed merger Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of Thomas Weisel Partners that also constitutes a prospectus of Stifel and other relevant disclosures relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission.
Stifle and Thomas Weisel Partners’ shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement prospectus that will be a part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. The final proxy statement prospectus will be mailed to shareholders of Thomas Weisel Partners.

Investors and security holders will be able to obtain free copies of the registration statement and proxy statement and prospectus when available as well as other filed documents containing information about Stifel and Thomas Weisel Partners without charge at the SEC website, www.SEC.gov.
With respect to the proxy solicitation, Stifel, Thomas Weisel Partners and other respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from shareholders of Thomas Weisel Partners with respect to the proposed transaction.
More detailed information regarding the identity of the proposed participants and their direct and indirect interest by securities holders or otherwise will be set forth in the registration statement and the proxy statement prospectus and other materials to be filed with the SEC in connection with the proposed transaction.
Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 annual meeting of shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors, executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 annual meeting of shareholders filed with the SEC on April 16, 2009.
These documents are available free of charge at the SEC website at www.SEC.gov and from investor relations at Thomas Weisel Partners and Stifel Financial. Thank you.
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Caution Concerning Forward-Looking Statements
Statements in this communication that relate to Stifel’s or Thomas Weisel Partners’ future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners’ business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners’ or Stifel’s existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel’s, Thomas Weisel Partners’ or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Thomas Weisel Partners’ shareholders and in Stifel’s and Thomas Weisel Partners’ respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in Stifel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and “Risk Factors” in Thomas Weisel Partners’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.
Additional Information
In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of Thomas Weisel Partners that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of Thomas Weisel Partners. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (www.sec.gov). Free copies of Stifel’s SEC filings are also available on Stifel’s website (www.stifel.com), and free copies of Thomas Weisel Partners’ SEC filings are available on Thomas Weisel Partners’ website (www.tweisel.com). Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners’ filings also may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners

Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Proxy Solicitation
Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel Financial.